SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of October 2005

                                  ATTUNITY LTD
                              (Name of Registrant)


              Einstein Building, Tirat Carmel, Haifa, Israel 39101
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]                    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

                                  ATTUNITY LTD



6-K Items

     1. Press release re Attunity Schedules Third Quarter, 2005 Earnings Release dated October 10, 2005.

     2. Press release re Attunity Delivers End-to-End Information Services to More Than 350 Customers of IntegraSys Unit of Fiserv dated October 25, 2005.

                                                                          ITEM 1

Press Release                                             Source: Attunity, Ltd.

Attunity Schedules Third Quarter, 2005 Earnings Release

Monday October 10, 8:00 am ET

BURLINGTON, Mass.--(BUSINESS WIRE)--Oct. 10, 2005--Attunity, Ltd. (NASDAQ:ATTU -
News), a leading provider of strategic Enterprise Integration Platforms for real time and on demand data integration, announced today that they will report third quarter operating results on Wednesday, November 2, 2005, at approximately 8 a.m. EST. The company has also scheduled a conference call at 10 a.m. EST on that date.

To participate in the call, U.S. callers can dial 800-329-9097 and international callers can dial +1-617-614-4929 and enter the pass code 16883676 five minutes prior to the start time. The call will be available for replay through the end of November 9, 2005 by dialing 888-286-8010 (in the US) or +1-617-801-6888
(international) and entering the pass code 41828156. This call will also be broadcast live on the Internet. To register and view the Webcast, go to http://www.attunity.com/investors. An online replay will be available approximately two hours after the call.

About Attunity Ltd.

Attunity is a provider of strategic, enterprise-wide information and data integration solutions that simplify the on-demand access, integration, delivery and usage of enterprise information.

Using Attunity's products, companies can dramatically simplify access to data sources, stream data changes across the enterprise in real-time, and federate heterogeneous information to achieve a single view of their business. Employing a unique distributed architecture, Attunity software runs natively on enterprise data servers, turning locked data silos into an efficient Information Grid. The result is significantly enhanced performance and reduced cost of ownership.

Attunity's customers around the world use its software for data integration initiatives such as service-oriented integration to the mainframe as part of EAI projects, legacy data access for business intelligence and reporting, real-time and efficient ETL based on change data capture, and single customer views from disparate information sources. Also, Attunity is a trusted partner for industry leaders like Oracle and HP who embed Attunity software into their products and service offerings.

(C) 2005 Attunity Ltd. All rights reserved. Attunity is a trademark of Attunity Inc.


-------------------
Contact:
     Attunity, Ltd.
     Daniel Sapir, 781-213-5204
     daniel.sapir@attunity.com
     or
     LVA Communications
     Jeff Horan, 860-739-5598
     jeff@lva.com

                                                                          ITEM 2

Press Release                                              Source: Attunity Ltd.

Attunity Delivers End-to-End Information Services to More Than 350 Customers of IntegraSys Unit of Fiserv

Tuesday October 25, 9:00 am ET

Aggregating Data from Distributed IBM Mainframes Keeps the Information Flowing on Schedule for Credit Unions across the U.S.

BURLINGTON, Mass.--(BUSINESS WIRE)--Oct. 25, 2005--Attunity Ltd. (NASDAQ:
ATTU - News), the strategic Enterprise Integration Platform of choice for large organizations looking to implement real time and on-demand data and information integration, announced today that IntegraSys(R), a business unit of Fiserv, Inc. (NASDAQ: FISV - News), a provider of end-to-end information technology solutions for credit unions, has selected Attunity's data integration solutions to provide seamless access to its data on the central mainframe and Cognos ReportNet for its reporting requirements.

"Our ad-hoc query and reporting tool collects data from hundreds of data repositories used by credit unions throughout North America," said Tim Watson, vice president, IntegraSys. "Attunity's data integration platform gives us the flexibility to integrate data of all types, while we focus on building the best possible report delivery solution for our customers. The combination of Attunity's data integration capabilities and IntegraSys' deep expertise with credit unions' business needs gives our customers the best of all worlds."

IntegraSys required its business intelligence project to directly access data stored in its operational systems. After evaluating a number of business intelligence and reporting vendors, IntegraSys selected Cognos ReportNet for its reporting and Attunity's data integration software platform due to their interoperability and ability to meet the business-critical requirements of IntegraSys. Today, Attunity is a Silver Technology Partner with Cognos and the Attunity Integration Suite is certified with Cognos ReportNet.

"We are pleased that IntegraSys selected Cognos ReportNet as its reporting backbone," said Leah MacMillan, vice-president, product marketing, Cognos. "Cognos ReportNet provides our customers with complete report coverage and seamless integration into existing environments. Its flexible features, such as adaptive authoring and the ability to present critical data in a variety of easy to understand formats, helps customers to shorten reporting cycles and gain full visibility into their business for improved decision-making."

By selecting Attunity's software platform, IntegraSys joins an ever growing list of some of the largest companies around the world that integrate multiple data sources with the AIS. Credit unions rely on IntegraSys to provide critical technology solutions including core processing, ATM and debit card services, Internet banking and much more. Many information-critical organizations like IntegraSys are using AIS to collect, federate and stream data in real-time to and from their customers' organizations, giving managers more actionable decision-making information.

"Our integration solutions combined with Cognos' reporting environment deliver critical data that was previously very difficult to access, giving IntegraSys' credit union customers access to a broader range of reports in a more timely manner," said Daniel Sapir, vice president of worldwide marketing, Attunity. "We realize how vital it is to provide on-demand real-time access to information in the financial services industry and are pleased to assist IntegraSys with gaining a competitive advantage by enhancing their ability to deliver customer satisfaction, the single most important competitive dimension to measure in the information delivery business."

About IntegraSys

Combining a spirit of innovation with 30 years of industry experience, IntegraSys delivers a comprehensive range of well-integrated systems and services that accelerate credit unions' growth and drive business efficiencies. Whether clients require sophisticated service bureau or in-house technologies, IntegraSys delivers technology to help credit unions compete and win in their markets. The IntegraSys suite of products and services includes core processing, loan origination, asset and liability management, ATM and debit card services, Internet banking, lending, and bill payment and presentment services. For more information, visit www.integrasys.fiserv.com.

About Attunity Ltd.

Attunity is a leading provider of enterprise data integration software. Using Attunity's products, companies can seamlessly connect to data sources, stream data changes across the enterprise, and federate heterogeneous information to achieve a single view of their business. Employing a unique distributed architecture, Attunity software runs natively on enterprise data servers, turning locked data silos into an efficient Information Grid. The result is significantly enhanced performance and reduced cost of ownership.

Attunity's software solutions is used by companies worldwide for data integration initiatives such as service-oriented integration to the mainframe as part of EAI projects, legacy data access for business intelligence and reporting, real-time and efficient ETL based on change data capture, and single customer views from disparate information sources. Also, Attunity is a trusted partner for industry leaders like IBM, Oracle and HP, who embed Attunity software into their products and solution offerings.

(C) Attunity 2005. All Rights Reserved. IntegraSys is a registered trademark of Fiserv, Inc. Attunity is a registered trademark of Attunity Ltd.


---------------------
Contact:
     Company Contact:
     Attunity Ltd.
     Daniel Sapir, 781-213-5200
     Daniel.sapir@attunity.com
     or
     Media Contact:
     LVA Communications
     Jeff Horan, 860-739-5598
     jeff@lva.com

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            ATTUNITY LTD
                                            ------------
                                               (Registrant)



                                            By: /s/Ofer Segev
                                                -------------
                                                Ofer Segev
                                                Chief Financial Officer

Date: October 31, 2005